SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Leap Wireless International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock
(Title of Class of Securities)
521863308
(CUSIP Number of Class of Securities (Underlying Common Stock))
S. Douglas Hutcheson
President and Chief Executive Officer
5887 Copley Drive
San Diego, California 92111
(858) 882-6000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Calculation of Filing Fee

Transaction valuation	Amount of filing fee*

N/A	N/A
* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On July 28, 2011, Leap Wireless International, Inc. (“Leap”) announced the preliminary voting results of its 2011 Annual Meeting of Stockholders held on July 28, 2011. According to the preliminary results, Leap stockholders voted to approve a stock option exchange program for employees other than Leap’s executive officers and directors (the “Option Exchange Program”). A copy of the press release announcing the preliminary results of Leap’s 2011 Annual Meeting of Stockholders is attached hereto as Exhibit 99.1.
Leap has not commenced the Option Exchange Program, and nothing herein constitutes an offer to participate in the Option Exchange Program. Even though the Option Exchange Program has been approved, based on the preliminary votes, by the stockholders of Leap, Leap may still decide not to implement the Option Exchange Program. Upon commencement of the Option Exchange Program, Leap will file a tender offer statement on Schedule TO and related exhibits and documents with the Securities and Exchange Commission (the “SEC”), which should be read by all of Leap’s employees holding options that are eligible to participate in the exchange because such documents will contain important information about the Option Exchange Program. Leap also files annual, quarterly and special reports, proxy and information statements and other information with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or from Leap at www.leapwireless.com.
Item 12. Exhibits

Exhibit No.	Description

99.1	Press Release Issued by Leap Wireless International, Inc., dated July 28, 2011.